IMAGE TECHNOLOGY LABORATORIES, INC.
                                167 SCHWENK DRIVE
                            KINGSTON, NEW YORK 12401




                                                               February 25, 2002

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549-0305

Attn.: Barbara Jacobs, Esq.

                  RE:      IMAGE TECHNOLOGY LABORATORIES, INC.
                           FORM SB-2 FILED FEBRUARY 6, 2002
                           FILE NO. 333-82420

Gentlemen:

         In connection with the above-captioned registration statement (the "Registration Statement"), and in accordance with your instruction, please be advised as follows:


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8 (a), may determine.



                  Thank you.

                                           Very truly yours,

                                           /S/ DAVID RYON, MD
                                           ------------------
                                           David Ryon, MD,
                                           CEO, President, Chairman of the Board


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